UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

COMSTOCK RESOURCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7  3⁄4% CONVERTIBLE SECURED PIK NOTES DUE 2019 (CUSIP NO. 205768 AM6)

AND

9  1⁄2% CONVERTIBLE SECURED PIK NOTES DUE 2020 (CUSIP NO. 205768 AN4)

(Title of Class of Securities)

M. Jay Allison

Chairman of the Board of Directors and Chief Executive Officer

Comstock Resources, Inc.

5300 Town and Country Blvd., Suite 500

Frisco, Texas 75034

(972) 668-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Jack E. Jacobsen

Locke Lord LLP

2200 Ross Avenue, Suite 2800

Dallas, Texas 75201

(214) 740-8000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$491,412,188	$61,180.82

*

Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of $295,464,697 and $195,947,491 in aggregate principal amount of outstanding 7  3⁄4% Convertible Secured PIK Notes due 2019 and 9  1⁄2% Convertible Secured PIK Notes due 2020, respectively, as described herein at a tender offer price of $1,000 per $1,000 principal amount outstanding, plus an amount in cash equal to the accrued and unpaid interest, if any, up to, but not including, the date of purchase.

**	Previously paid. The amount of the filing fee was calculated at a rate of $124.50 per $1,000,000 of transaction value.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $61,180.82	Filing party: Comstock Resources, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: July 13, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) by Comstock Resources, Inc., a Nevada corporation (the “Company”), on July 13, 2018, and as amended by Amendment No. 1 on July 25, 2018 (as amended, the “Schedule TO”), to holders of the Company’s (i) 7  3⁄4% Convertible Secured PIK Notes due 2019 (the “2019 Notes”) and (ii) 9  1⁄2% Convertible Secured PIK Notes due 2020 (the “2020 Notes”, and together with the 2019 Notes, the “Notes”) to purchase all of the aggregate outstanding principal amount of the Notes (the “Tender Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation dated July 13, 2018 (the “Offer to Purchase”) and in the accompanying Consent and Letter of Transmittal (the “Consent and Letter of Transmittal”), in each case as supplemented by the First Supplement to the Offer to Purchase and Consent Solicitation and the Consent and Letter of Transmittal dated July 25, 2018 (the “First Supplement”). The Offer to Purchase also relates to separate concurrent tender offers for the Company’s Senior Secured Toggle Notes due 2020, 10% Senior Secured Notes due 2020, 7  3⁄4% Senior Notes due 2019 and 9  1⁄2% Senior Notes due 2020.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Consent and Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the Offer to Purchase and the Consent and Letter of Transmittal, as each is amended by the First Supplement.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to indicate that, on August 14, 2018, the Company issued a press release announcing the final results of the Tender Offer. Accordingly, Items 4, 11 and 12 of the Schedule TO are hereby amended and supplemented as follows:

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended to add the following information at the end of such section:

The Tender Offer expired at 11:59 p.m., New York City time, on August 10, 2018. Subject to the terms and conditions of the Offer to Purchase, the Company accepted for purchase all notes that had been validly tendered and not validly withdrawn prior to the Expiration Date, in aggregate principal amount of $241,241,066 of the 2019 Notes and $68,831,631 of the 2020 Notes. The Company also accepted for purchase an aggregate principal amount of $666,367,860 of the Senior Secured Toggle Notes due 2020, $1,225,000 of the 10% Senior Secured Notes due 2020, $5,310,000 of the 7  3⁄4% Senior Notes due 2019 and $1,242,000 of the 9  1⁄2% Senior Notes due 2020.

The Company promptly deposited an amount of cash sufficient to pay for the surrendered Notes validly tendered and not validly withdrawn prior to the Expiration Date, and instructed D.F. King & Co., Inc., as the Depository and Information Agent, to promptly distribute the payment in accordance with the procedures outlined in the Offer to Purchase.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended to add the following information at the end of such section:

On August 14, 2018, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 p.m., New York City time, on August 10, 2018. A copy of such press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(i) *	Offer to Purchase and Consent Solicitation, dated July 13, 2018.

(a)(1)(ii) *	Form of Consent and Letter of Transmittal.

(a)(1)(iii) *	First Supplement to the Offer to Purchase and Consent Solicitation and the Consent and Letter of Transmittal dated July 25, 2018.

(a)(2)	Press Release, dated July 13, 2018 announcing Tender Offer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated July 13, 2018).

(a)(5)(i)	The information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, as amended, under Item 6 “Selected Financial Data” and Item 8 “Financial Statements and Supplementary Data” (incorporated by reference to the Company’s Form 10-K, for the year ended December 31, 2017, as amended, which may be accessed electronically on the SEC’s website at http://www.sec.gov).

(a)(5)(ii)	The information set forth in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 under Item 1 “Financial Statements (Unaudited)” (incorporated by reference to the Company’s Form 10-Q, for the three months ended March 31, 2018, which may be accessed electronically on the SEC’s website at http://www.sec.gov).

(a)(5)(iii)	Press Release dated August 14, 2018 announcing final results of the Tender Offer and related transactions (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated August 14, 2018).

(b)	Not applicable.

(d)(1)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3⁄4% Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(2)	First Supplemental Indenture dated November 17, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3⁄4% Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016).

(d)(3)	Second Supplemental Indenture dated July 13, 2018, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 7 3⁄4% Convertible Secured PIK Notes due 2019 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated July 13, 2018).

(d)(4)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1⁄2% Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(5)	First Supplemental Indenture dated November 17, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1⁄2% Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.11 to the Company’s Annual Report on From 10-K for the year ended December 31, 2016).

(d)(6)	Second Supplemental Indenture dated July 13, 2018, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the 9 1⁄2% Convertible Secured PIK Notes due 2020 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K dated July 13, 2018).

(d)(7)	Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Trustee for the Senior Secured Toggle Notes due 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(8)	Indenture dated March 13, 2015, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 10% Senior Secured Notes due 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 13, 2015).

(d)(9)	First Supplemental Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 10% Senior Secured Notes due 2020 (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(10)	Indenture dated October 9, 2009, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated October 14, 2009).

(d)(11)	Third Supplemental Indenture dated March 14, 2011, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 7 3⁄4% Senior Notes due 2019 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 14, 2011).

(d)(12)	Fourth Supplemental Indenture dated June 5, 2012, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 9 1⁄2% Senior Notes due 2020 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated June 7, 2012).

(d)(13)	Fifth Supplemental Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 7 3⁄4% Senior Notes due 2019 (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(14)	Sixth Supplemental Indenture dated September 6, 2016, among Comstock Resources, Inc., the Subsidiary Guarantors party thereto, and American Stock Transfer & Trust Company, LLC, Successor Trustee for the 9 1⁄2% Senior Notes due 2020 (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(15)	Warrant Agreement dated September 6, 2016, between Comstock Resources, Inc. and American Stock Transfer & Trust Company, LLC, as warrant agent (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K dated September 8, 2016).

(d)(16)	Amendment No. 1 to Warrant Agreement between Comstock Resources, Inc. and American Stock Transfer & Trust Company, LLC, dated November 7, 2016 to be effective as of September 6, 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q dated November 9, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 15, 2018	COMSTOCK RESOURCES, INC.

	By:	/s/ Roland O. Burns
	Name:	Roland O. Burns
	Title:	President and Chief Financial Officer